                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                             Hilite Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43153 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph W. Carreras
                              Hilite Holdings, LLC
                              Hilite Mergeco, Inc.
                                 Terminal Square
                                50 Public Square
                                   32nd Floor
                              Cleveland, Ohio 44113
                                 (216) 771-6700

                                 with a copy to:

    Edward R. Mandell, Esq.                       Christopher M. Kelly, Esq.
    Jordan A. Horvath, Esq.                       Patrick J. Leddy, Esq.
    Parker Chapin Flattau & Klimpl, LLP           Jones, Day, Reavis & Pogue
    1211 Avenue of the Americas                   901 Lakeside Avenue
    New York, New York 10036                      Cleveland, Ohio 44114
    (212) 704-6000                                (216) 586-3939
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d- 1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 2 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Hilite Holdings, LLC
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Delaware
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power:
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  1,824,562 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 3 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Hilite Mergeco, Inc.
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Delaware
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 4 of 19
 -------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  James E. Lineberger, Jr. Trust
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Connecticut
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 5 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Geoffry S. Lineberger Trust
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Connecticut
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 6 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Christopher Lineberger, Jr. Trust
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Connecticut
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 7 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  The Brady Family Limited Partnership
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Illinois
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 8 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Samuel M. Berry
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 9 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Chris A. Curto
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 10 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Arthur D. Johnson
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 11 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Ronald E. Reinke
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 12 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Donald M. Maher
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 13 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Willie Vercher
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 14 of 19
-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Dr. Krishnamurthy Sundararajan
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                                       (a) [ X ]
                                                                                                          (b) [   ]
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not applicable
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power: None
Shares Bene-     --------------------------------------------------------------------------------------------------
ficially Owned    8        Shared Voting Power:  143,148 shares of common stock, par value of $0.01 per share**
by Each          --------------------------------------------------------------------------------------------------
Reporting         9        Sole Dispositive Power: None
Person With      --------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power: 143,148 shares of common stock, par value of $0.01 per share**
                 --------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  143,148 shares of common stock, par value of $0.01 per share**
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  7.6%**
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN
-------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

         ITEM 1. SECURITY AND ISSUER

         This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 7, 1999 by Hilite Holdings, LLC ("Buyer") and Amendments No. 1 and 2 to the Schedule 13D filed with the Commission by Buyer, Hilite Mergeco, Inc. ("Merger Subsidiary"), and the James E. Lineberger, Jr. Trust, the Geoffrey S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (collectively, the "Continuing Stockholders") on May 20, 1999, and May 27, 1999, respectively.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         The source of funds for the Stock Purchase was the working capital of Buyer. Additionally, prior to the expiration of the Offer, certain of the Continuing Stockholders effected a cashless exercise of their options to purchase Shares.

         ITEM 4.  IDENTITY AND BACKGROUND

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         Pursuant to the Merger Agreement, the number of members on the Board of Directors of the Company has been increased to seven. James E. Lineberger, Ronald G. Assaf, James D. Gerson and John F. Creamer have resigned as directors of the Company, and Joseph W. Carreras, Michael
         B. Goldberg, Michael T. Kestner, John F. Kirby and Mary Lynn Putney have been appointed as directors of the Company.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

                  The Company's all cash tender offer for all of its outstanding shares of common stock, par value of $0.01 per share (the "Shares"), expired at 9:00 a.m. New York City time on June 1, 1999. 4,371,141 Shares were validly tendered and not withdrawn pursuant to the Offer (including 22,550 Shares tendered pursuant to guaranteed delivery procedures) and were accepted for payment at a price of $14.25 per Share. Immediately prior to the consummation of the Offer, the Company sold 1,681,414 Shares to Buyer in the Stock Purchase. Following the consummation of the Offer and the Stock Purchase, according to the Company, as of the date hereof, there are 1,877,317 Shares outstanding and warrants to purchase a total of 99,417 Shares.

                  The following table sets forth the number of Shares tendered pursuant to the Offer by the Persons named below. All such Shares were accepted for payment at a price of $14.25 per Share:


                  Name and Address of Person           Number of Shares Tendered
                  ---------------------------          -------------------------
                  James E. Lineberger, Jr. Trust                1,027,190
                  1120 Boston Post Road
                  Darien, CT  06820

                  Geoffry S. Lineberger Trust               1,027,189
                  1120 Boston Post Road
                  Darien, CT  06820

                  Christopher Lineberger Trust              1,027,189
                  1120 Boston Post Road
                  Darien, CT  06820

                  The Brady Family Limited Partnership      351,125
                  2845 Parkwood Lane
                  Aurora, IL  60504

                  Samuel M. Berry                           157,517
                  c/o Hilite Industries, Inc.
                  1671 S. Broadway
                  Carrollton, TX  75006


         The following table sets forth, as of the date hereof, the beneficial ownership of Shares of the following persons:



                   Name and Address of                           Amount and Nature of               Percent of
                    Beneficial Owner                            Beneficial Ownership(1)                Class
                    ----------------                            -----------------------                -----
Hilite Holdings, LLC
Terminal Tower
50 Public Square
32nd Floor
Cleveland, Ohio  44113                                               1,681,414                        89.6%

James E. Lineberger, Jr. Trust
1120 Boston Post Road
Darien, CT  06820                                                       29,240                         1.6%

Geoffry S. Lineberger Trust
1120 Boston Post Road
Darien, CT  06820                                                       29,240                         1.6%

Christopher Lineberger Trust
1120 Boston Post Road
Darien, CT  06820                                                       29,239                         1.6%

Samuel M. Berry
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                   21,053                         1.1%

Arthur D. Johnson
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                    9,035                           *

Donald M. Maher
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                    9,035                           *

                   Name and Address of                           Amount and Nature of               Percent of
                    Beneficial Owner                            Beneficial Ownership(1)                Class
                    ------------------                          -----------------------             -----------
The Brady Family Limited Partnership
2845 Parkwood Lane
Aurora, IL  60504                                                        7,018                           *

Ronald E. Reinke
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                    5,762                           *

Chris A. Curto
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                    2,759                           *

Willie Vercher
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                     455                            *

Dr. Krishnamurthy Sundararajan
c/o Hilite Industries, Inc.
1671 S. Broadway
Carrollton, TX  75006                                                     312                            *

-------------------------
*        Less than one percent

(1) Pursuant to the Stockholders Agreement, the Continuing Stockholders have granted Buyer and Merger Subsidiary a proxy to vote the 143,148 Shares collectively owned by the Continuing Stockholders in favor of the Merger. As a result of such proxy, Buyer, Merger Subsidiary and the Continuing Stockholders, as a group, may be deemed to beneficially own those 143,148 Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In connection with the consummation of the Offer and the Stock Purchase, Buyer, the Continuing Stockholders and First Fidelity Capital, Inc. and Magnetite Asset Investors L.L.C. (collectively, the "Warrant Holders") entered into an Agreement Among Stockholders, dated as of June 1, 1999 (the "Agreement Among Stockholders"). Pursuant to the Agreement Among Stockholders, the parties agreed to, among other things, (i) restrict the transferability of their respective Shares, (ii) provide for a right of first refusal to the Company and subsequently to the other Stockholders in the event of any proposed transfer of Shares, and (iii) provide certain co-sale, drag-along and pre-emptive rights. The Agreement Among Stockholders also provides that the Board of Directors of the Company will initially consist of five members: Joseph
W. Carreras, Michael T. Kestner and three representatives designated by certain members of Buyer. In addition, the Agreement Among Stockholders provides for the repurchase of Shares owned by members of management of the Company in certain circumstances, including death, disability and termination of employment of such individuals.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Agreement Among Stockholders, dated as of June 1, 1999, among
                  Hilite Holdings, LLC, First Fidelity Capital, Inc., Magnetite
                  Asset Investors, L.L.C. and the individual stockholders listed on Exhibit I attached thereto.

                                  SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1999



                                      HILITE HOLDINGS, LLC

                                      /s/ JOSEPH W. CARRERAS
                                      -----------------------------------------
                                      By:      Joseph W. Carreras
                                               President

                                      HILITE MERGECO, INC.

                                      /s/ JOSEPH W. CARRERAS
                                      -----------------------------------------
                                      By:      Joseph W. Carreras
                                               President

                                      JAMES E. LINEBERGER, JR. TRUST

                                      /s/ JAMES E. LINEBERGER, JR.
                                      -----------------------------------------
                                      By:      James E. Lineberger, Jr.
                                               Trustee

                                      GEOFFRY S. LINEBERGER TRUST

                                      /s/ JAMES E. LINEBERGER, JR.
                                      -----------------------------------------
                                      By:      James E. Lineberger, Jr.
                                               Trustee

                                      CHRISTOPHER LINEBERGER TRUST

                                      /s/ JAMES E. LINEBERGER, JR.
                                      -----------------------------------------
                                      By:      James E. Lineberger, Jr.
                                               Trustee


                                      THE BRADY FAMILY LIMITED PARTNERSHIP

                                      /s/ DANIEL W. BRADY
                                      -----------------------------------------
                                      By:      Daniel W. Brady
                                               General Partner

                                      /s/ SAMUEL M. BERRY
                                      -----------------------------------------
                                      Samuel M. Berry

                                         /s/ CHRIS A. CURTO
                                         --------------------------------------
                                         Chris A. Curto


                                         /s/ ARTHUR D. JOHNSON
                                         --------------------------------------
                                         Arthur D. Johnson


                                         /s/ RONALD E. REINKE
                                         --------------------------------------
                                         Ronald E. Reinke


                                         /s/ DONALD M. MAHER
                                         --------------------------------------
                                         Donald M. Maher


                                         /s/ WILLIE VERCHER
                                         --------------------------------------
                                         Willie Vercher


                                         /s/ DR. KRISHNAMURTHY SUNDARARAJAN
                                         --------------------------------------
                                         Dr. Krishnamurthy Sundararajan